UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA
SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2018

Ithrive PH, Inc.
(Exact name of registrant as specified in its charter)

Commission File Number: 024-10692

Delaware
(State of other jurisdiction of
incorporation or organization)

81-3917776
(I.R.S. Employer Identification No.)

5415 W. Cedar Lane
Bethesda, MD 20814
(Address of principal executive offices)

610-453-9079
Issuer's telephone number, including area code

Class A Non-Voting Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Management's Discussion And Analysis Of Financial Condition And Results Of Operation

Ithrive PH, Inc. (the "Company"), is a Developmental Stage Company with limited operating history. The Company was incorporated as a Delaware Corporation on September 21, 2016. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all of the traditional business risks associated with new enterprises. The likelihood of the Company's success must be evaluated in light of the challenges, expenses, complications and delays frequently encountered in connection with the expansion of a business in a competitive industry, especially the creation and growth of its customer base. In fact, the Company is likely to sustain additional losses in the immediate future, and there can be no assurances as to when, or if, it will operate profitably in the longer term.

A. Overview:

The Company, a corporation formed under the laws of Delaware, is an early-stage health technology company established to develop and market the IQYOU personalized health platform. The Company is headquartered in Bethesda, Maryland. The founder and chief executive is Marc Issacson. The Company is an affiliate of iThrive Health, LLC d/b/a Village Green Apothecary ("VGA") through Mr. Issacson's common controlling ownership.

B. Financial Condition and Results of Operations

The Company has incurred losses to date. Our financial statements have been prepared assuming that we will continue as a going concern and thus do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should we be unable to continue in operation. We will require additional capital to meet our long-term operating requirements, and we plan to raise that additional capital through the sale of equity or debt securities, including in connection with the Regulation A offering.

C. Results of Operations (6-month interim period ended June 30, 2018)

The Company continued to be in a pre-revenue mode throughout this reporting period, during which we incurred $536,111 in general and administrative expenses as shown below (with corresponding figures for 2017 shown in parentheses):

  Licensing Fees: $196,538 (vs. $225,302 in 2017)
  Management Fee to an affiliated company: $180,000 (vs. $180,000)
  Advertising: $110,524 (vs. $127,088)
  Legal fees: $33,275 (vs. $34,556)
  Consulting fees: $14,247 (vs. $13,100)
  Other: $1,527 (vs. $6,556)

In addition, the Company incurred interest expense of $320,273 (vs. $228, 313) and amortization of $1,140 (none in prior period) for a total loss for the six-months of $857,524.

The Company ended the period with $20,402 in Cash-on-Hand vs. $40,500 in 2017. Loans and Interest Payable totaled over $6.2 million. Included in this figure is another $295,349 owed to an affiliated company (VGA) for expenses incurred on the Company's behalf. This brings the total due to VGA to $3,496,623.

D. Plan of Operations

Our plan of operation for the six months ended June 30, 2018 consisted of (1) continuing the development and pre-beta testing of our IQYOU health platform in conjunction with our third party technology partner, (2) creating videos, webinars, social media advertising and awareness, and related outreach initiatives in order to pre-market the IQYOU health platform to both prospective customers and to the eventual audience for the Regulation A offering, and (3) entering into strategic relationships with third parties which already offer online health products and services, with the goal of co-marketing their business activities with those of the IQYOU health platform.

E. Trend Information

The Company is still in a pre-revenue mode so there are no trends to discuss involving revenue or customer acquisition. On the expense side (see financial statements below), the Company spent slightly less on operations ($536,000) for the first six months of 2018 than it did for the first six months of 2017 ($586,000).

F. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

G. Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 2. Other Information

None

Item 3: Financial Statements

INDEX TO FINANCIAL STATEMENTS OF ITHRIVE PH, INC.
Balance Sheet as of June 30, 2018 (unaudited) and December 31, 2017 (audited)	5
Income Statement for the Six Months Ended June 30, 2018 (unaudited) and for the Six Months Ended June 30, 2017 (unaudited)	6
Statements of Cash Flows for the Six Months Ended June 30, 2018 (unaudited) and for the Six Months Ended June 30, 2017 (unaudited)	7

(Financial Statements Begin on Next Page)

ITHRIVE PH, INC.
Balance Sheet
As of 6/30/18 (unaudited) and
12/31/17 (audited)

	6/30/18	12/31/17
ASSETS
Current Assets
Checking/Savings
1000 - Sandy Spring Bank	20,402	35,497
Total Checking/Savings	20,402	35,497
Total Current Assets	20,402	35,497
TOTAL ASSETS	20,402	35,497
LIABILITIES & EQUITY
Liabilities
Current Liabilities
Other Current Liabilities
2175 - Accrued Interest	681,181	288,777
2200 - Due to VGA	295,349	220,273
Total Other Current Liabilities	976,530	509,050
Total Current Liabilities	976,530	509,050
Long Term Liabilities
2350 - Due to Investors - Bridge Money	2,031,400	1,528,400
2450 - Note Payable - VGA	3,201,274	3,201,274
Total Long Term Liabilities	5,232,674	4,729,674
Total Liabilities	6,209,204	5,238,724
Equity
3200 - Retained Earnings	(5,331,378)	(5,203,327)
3300 - Additional Paid in Capital	100	100
Net Income	(857,524)	-
Total Equity	(6,188,802)	(5,203,227)
TOTAL LIABILITIES & EQUITY	20,402	35,497

(see accompanying notes)

ITHRIVE PH, INC.
Profit and Loss
As of 6/30/18 (unaudited)
and 6/30/17 (audited)

	6 months	6 months
	ending 6/30/18	ending 6/30/17
Revenue	-	-
Ordinary Income/Expense
Expense
5100 - Management Expense Fee to VGA	180,000	180,000
6320 - Bank Service Charge	137	114
6403 - Advertising Expense	110,524	127,088
6502 - Office Supplies	243	-
6503 - Computer Related Expenses	60	90
6505 - Equipment Leasing	1,088	670
6605 - Consulting Expense	14,247	13,100
6606 - Legal Expenses	33,275	34,556
6610 - Licensing Fees	196,538	225,302
6952 - Sales Tax	-	5,682
Total Expense	536,111	586,603
Net Ordinary Income	(536,111)	(586,603)
Other Income/Expense
Other Expense
8000 - INTEREST EXPENSE
8001 - Promissory Note Interest	11,000	33,000
8002 - Sandy Spring Bank LOC Interest	10,312	9,758
8003 - Capital Lease 12/23/13 Interest	2,519	2,968
8004 - On-Deck Capital Interest Exp	32,089	1,701
8005 - Bridge Investor Interest	136,302	52,835
8007 - Note to VGA Interest	128,051	128,051
Total 8000 - INTEREST EXPENSE	320,273	228,313
8210 - Amort of Organizational Exp	1,140	-
Total Other Expense	321,413	228,313
Net Income (loss)	(857,524)	(814,916)

(see accompanying notes)

ITHRIVE PH, INC.
Statement of Cash Flows
As of 6/30/18 (unaudited) and
6/30/17 (audited)

	1st 6 mos	1st 6 mos
	2018	2017
Operating Activities
Net Income	(857,524)	(814,916)
Adjustments to reconcile Net Income to net cash provided by Operations:
2175: Accrued Interest	392,404	181,886
2200: Due to VGA	75,076	73,430
Net Cash Provided by Operating Activities	(390,044)	(559,600)
Financing Activities
2350: Due to Investors (Bridge Loans)	503,000	600,000
2450: Notes Payable (VGA)	-	3,201,274
3200: Retained Earnings	(128,051)	(3,201,274)
Net Cash Provided by Financing Activities	374,949	600,000
Net Cash Increase for Period	(15,095)	40,400
Cash at Beginning of Period	35,497	100
Cash at End of Period	20,402	40,500

(see accompanying notes)

The accompanying notes are an integral part of these financial statements.

ITHRIVE PH, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes and Additional Disclosures to the Financial Statements
for the six-month interim periods ending June 30, 2018 and June 30, 2017

Note 1 – Summary of Significant Accounting Policies and Corporate Structure

(a) Summary: Ithrive PH, Inc. (the "Company"), a corporation formed under the laws of Delaware, is an early-stage health technology company established to develop and market the IQYOU personalized health platform. The Company is headquartered in Bethesda, Maryland. The founder and chief executive is Marc Issacson. The Company is an affiliate of iThrive Health, LLC d/b/a Village Green Apothecary ("VGA") through Mr. Issacson's common controlling ownership.

The Company has not yet begun operations as it is still progressing through the regulatory and capital-raising stage. The only capital raised to date is from this Regulation A offering and from bridge loans (discussed in Note 2) which helped finance expenses associated with the efforts to seek regulatory approval for the securities offering (discussed below) and to continue the development of the IQYOU personalized health platform.

(b) Methods of Accounting and Basis for Presentation: The Company prepares its financial statements in accordance with US generally accepted accounting principles which includes usage of the accrual method of accounting to match expenses with the period in which they are associated with revenue.

The accounting and reporting policies of the Company also conform to Article 8 of Regulation S-X of the regulations promulgated by the U.S. Securities and Exchange Commission.

The Company has elected to adopt early application of the Accounting Standards Update No. 2014-10, "Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements." The Company does not present or disclose certain items otherwise required under Topic 915.

(c) Estimates: The Company prepares the financial statements in accordance with US generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and costs as of the date of the financial statements. Actual results are reconciled with these estimates as they occur, but they may differ from initial reporting.

(d) Comparative Financial Statements: Under US generally accepted accounting principles and applicable presentation standards, financial statements are presented in a comparative fashion with prior periods. Years presented herein comply with the disclosure requirements under Title IV of the JOBS Act.

(e) Revenue Recognition: The Company recognizes revenue and costs in accordance with US generally accepted accounting principles.

In May 2014, the Financial Accounting Statements Board ("FASB") issued Accounting Standards Update No. 2014-09 which significantly updates the standards for revenue recognition for all entities, public, private and not-for-profit, that have contracts with customers to provide goods or services. For private entities, such as the Company, the effective date for implementation of these new standards is for annual periods beginning after December 15, 2018. No pro-forma or early adoption of these new revenue recognition standards has been implemented by the Company.

(f) Cash and Cash Equivalents: As of the reporting period, the Company has established a bank account with a well-known regional bank where the account is FDIC insured. Cash-on-Hand is $20,402 and $40,500 as of June 30, 2018 and 2017, respectively.

(g) Accounts or Investments Receivable: As of the reporting period, the Company does not have any account receivable or investor capital commitments receivable.

(h) Fair Value of Financial Instruments: The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. As of the balance sheet date, there were no financial instruments outstanding.

(i) Start-Up Costs: In accordance with ASC 720, costs related to start-up activities, including organizational costs, are expensed in the period incurred. The Company has incurred Start-Up Costs as of the balance sheet date and they have been accordingly expensed. In conjunction with the Company's capital-raising efforts and technology platform build-out, the Company will continue to incur technology, marketing, office and professional expenses.

Additionally, VGA has covered nearly $3.5 million of start-up related costs, professional fees, management fees and other working capital expenses for which the Company is obligated to reimburse under a licensing agreement discussed in more detail in Note 4.

(j) Income Taxes: The Company accounts for the income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attribute to the temporary book-to-tax differences and carryforwards generated. Measurement of the deferred items of income tax is based on enacted tax laws and rates and compared to the realizable value of any deferred tax assets. At December 31, 2017 and 2016, the Company has a combined federal net operating loss ("NOL") carryforward. Due to the uncertainty of the Company's ability to generate taxable income in the future, the Company has recorded a full valuation allowance against the deferred tax asset created by the NOL carryforward. The NOL carryforward will begin to expire in 20 years.

At this time, no activity of the Company requires a provision for state income tax.

Note 2 – Bridge Loans

As of June 30, 2018 and June 30, 2017, the Company has recorded $2,031,400 and $1,040,900, respectively, of bridge loans payable to certain members of management and other persons. The Bridge Loans have a stated interest rate of 15 percent per year and are due on December 31, 2018. However, the Bridge Loans may be repaid (including interest) earlier based on the success of the Reg. A+ Offering. For each $200,000 borrowed, lenders would also receive approximately 1 percent of the Class A stock subject to dilution from additional Bridge Loans. The loans are fully guaranteed by VGA and the holder of the loan has the right to convert the instrument to Class A stock at a 15 percent discount to the share price offered in the Reg. A+ Offering.

As of June 30, 2018 and June 30, 2017, accrued but unpaid interest on the Bridge Loans was $681,181 and $196,506, respectively.

Note 3 – Line of Credit and Other Liabilities

The Company has not borrowed from any creditor other than the Bridge Loans described above as well as the credit extended to it by VGA which has paid for expenses of the Company on the Company's behalf. The Company is not aware of any threatened or pending lawsuits against it. To the Company's knowledge, there are no contingencies or other liabilities requiring recording or disclosure at this time.

Note 4 – Related Party Transactions

The Board of Directors of the Company governs the relationship between the Company, its shareholders and management. The Board and the associated Regulation A offering documents specifically allow for certain related-party transactions and cautions shareholders that such transactions may or may not be negotiated at an arm's length.

As of the reporting date, the related-party transactions entered into by the Company include (1) Mr. Isaacson is a holder of $278,900 of the Bridge Loans discussed in Note 2, (2) On January 1, 2017, the Company entered into a Management Services Agreement with VGA for the payment of $30,000 per month for rent, other back office expenses and other specified costs paid on behalf of the Company, (3) On January 1, 2017, the Company entered into an arrangement to acquire from VGA certain intellectual property in exchange for a $3.2 million note payable on December 31, 2021 as well as a 2.5 percent perpetual licensing payment, (4) In conjunction with this acquisition of intellectual property and reimbursement of costs referenced above, the Company has executed three legal documents with Sandy Spring Bank of Bethesda, MD which is the senior lender to VGA. The three documents are entitled "Assignment & Pledge Agreement", "Guaranty Agreement" and "Security Agreement" and are all dated and executed on August 31, 2017. Collectively, these documents grant Sandy Spring Bank an absolute assignment and senior collateral position in the assets of the Company including the technology referenced in the assets and costs now assigned to the Company through the agreement to transfer intellectual property between VGA and the Company.

Note 6 – Subsequent Events

In July 2018, the Company officially launched a Regulation A offering and has begun bringing in investors under the terms and conditions of the Offering. As of 9/24/18, the Company has raised $50,748 in the Offering.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Bethesda, Maryland on September 28, 2018.

Ithrive PH, Inc.
By: /s/ Bonnie Proch

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature By: /s/ Marc Isaacson	Title Chief Executive Officer Ithrive PH, Inc. September 28, 2018
By: /s/ Bonnie Proch	Title Chief Executive Officer Ithrive PH, Inc. September 28, 2018